UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(MARK ONE)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
                          ------------------

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____________________ TO ____________________


COMMISSION FILE NUMBER 000-21788
                       ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              DELTA AND PINE LAND COMPANY DEFINED CONTRIBUTION PLAN
                  ("DELTA AND PINE LAND COMPANY SAVINGS PLAN")



B. Name of issuer of securities held pursuant to the plan and the address of principal executive office:

                           DELTA AND PINE LAND COMPANY
                                 ONE COTTON ROW
                            SCOTT, MISSISSIPPI 38772

                    Delta and Pine Land Company Savings Plan

             Audited Financial Statements and Supplemental Schedule

   As of December 31, 2005 and 2004, and for the year ended December 31, 2005




                                    Contents

Audited Financial Statements

Report of Independent Registered Public Accounting Firm.......................2
Statements of Net Assets Available for Benefits...............................3
Statement of Changes in Net Assets Available for Benefits.....................4
Notes to Financial Statements... .............................................5

Supplemental Schedule

Schedule of Assets (Held at End of Year).....................................10

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Delta and Pine Land Company Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To Participants and
Plan Administrators of the
Delta and Pine Land Company Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Delta and Pine Land Company Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Delta and Pine Land Company Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horne LLP

Jackson, Mississippi
June 9, 2006

                    Delta and Pine Land Company Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004


                                                                                2005                      2004
--------------------------------------------------------------------- --------------------- --- ----------------------

ASSETS
Investments
  Participant directed
    Pooled separate accounts                                          $         7,212,345       $         6,177,474
    Employer securities                                                         1,578,992                 1,939,226
                                                                      ---------------------     ----------------------
      Total investments                                                         8,791,337                 8,116,700
                                                                      ---------------------     ----------------------
Receivables
     Income Receivable                                                              2,042                     1,876
     Pending Trade Receivable                                                       9,415                         -
     Participants' contributions                                                   26,747                    26,165
                                                                      ---------------------     ----------------------
        Total receivables                                                          38,204                    28,041
                                                                      ---------------------     ----------------------
Liabilities
     Excess contributions payable                                                 (38,999)                  (40,770)
                                                                      ---------------------     ----------------------

Net assets available for benefits                                     $         8,790,542        $        8,103,971
                                                                      =====================     ======================

                             See accompanying notes.

                           4
                    Delta and Pine Land Company Savings Plan
                       Statement of Changes in Net Assets
                             Available for Benefits
                                December 31, 2005


                                                                                          2005
-------------------------------------------------------------------------------- --------------------

Additions to net assets attributed to:
  Investment income
    Net appreciation in fair value of investments                                $          177,713
    Interest and dividends                                                                   78,170
                                                                                 --------------------
      Total investment income                                                               255,883
                                                                                 --------------------
  Contributions
    Employee                                                                                850,175
                                                                                 --------------------
      Total additions                                                                     1,106,058
                                                                                 --------------------
Deductions from net assets attributed to:
  Benefits paid to participants                                                            (419,487)
                                                                                 --------------------
      Net increase                                                                          686,571
Net assets available for plan benefits
  Beginning of year                                                                       8,103,971
                                                                                 --------------------
  End of year                                                                    $        8,790,542
                                                                                 ====================

                             See accompanying notes.

                    Delta and Pine Land Company Savings Plan
                         December 31, 2005 and 2004 and
                          Year Ended December 31, 2005

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan

The following description of the Delta and Pine Land Company Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by Delta and Pine Land Company (the "Company") effective April 1, 1994, under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who have completed one year of eligible service and who are age 21 or older are eligible to participate, unless they are in an excluded class. Leased employees are an excluded class. A year of eligible service is defined as a 12-month period in which an employee completes at least 1,000 hours of service, adjusted for the employee's initial year of service. Participants may enter the Plan on the first entry date, either January 1 or July 1, on or after the date they meet the eligibility requirements. All administrative expenses of the Plan are paid by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

The Company, at its option, may elect to make matching contributions to the Plan. Matching contributions, if made, are allocated to participants based on their pre-tax contribution. In no case are the matching contributions to exceed 6% of any participant's eligible compensation as defined. Participants are allowed to make pre-tax contributions of up to 80% of their eligible compensation, not to exceed $14,000 and $13,000 in 2005 and 2004, respectively. The Company made no matching contributions in 2005 or 2004.

At December 31, 2005 and 2004, certain participants had excess contributions totaling $38,999 and $40,770, respectively, which are reflected on the statements of net assets available for benefits as excess contributions payable. These amounts were refunded to participants subsequent to December 31, 2005 and 2004, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of: (a) Company contributions, if any, and (b) Plan earnings, gains or losses. Investment earnings or losses are allocated by fund based on the performance of the fund. A particular fund's gains or losses are equal to the change in the share value multiplied by the number of shares in each

                    Delta and Pine Land Company Savings Plan
                         December 31, 2005 and 2004 and
                          Year Ended December 31, 2005


participant's account. Forfeitures of unvested matching contributions, if any, are treated as contributions and are used to reduce the employer's contribution for the Plan year. There were no forfeitures in 2005 or 2004.

Investment Options

Participants   direct   contributions,    including   employer   cash   matching
contributions, if any, into any of the investment options offered by the Plan. Participants may change their investment options at any time.

Vesting

Participants are fully vested in their contributions and the earnings or losses thereon. Vesting in Company contributions and earnings or losses thereon is based on the participant's years of service as follows:

                                 Years of Service             Vested Percentage
                                 ----------------             -----------------
                                      Less than 3                            0%
                                        3 or more                          100%


Payment of Benefits

Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of their accounts, or (b) receive installments over a period of time in amounts selected by them. Participants with vested account balances of $5,000 or less may only receive such payment in a lump sum amount.


Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants, to the extent they are not fully vested, will become fully vested in their account balances.

                    Delta and Pine Land Company Savings Plan
                         December 31, 2005 and 2004 and
                          Year Ended December 31, 2005

Note 2.  Summary of Significant Accounting Principles

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2005 and 2004 are held by Wells Fargo Bank, the Plan trustee. Investments in pooled separate accounts are reported at the value reported to the Plan by Wells Fargo Bank, which approximates fair value. Investments in Delta and Pine Land Company common stock is reported at quoted market values.

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company absorbs substantially all administrative expenses of the Plan.

                    Delta and Pine Land Company Savings Plan
                         December 31, 2005 and 2004 and
                          Year Ended December 31, 2005

Note 3.  Investments

The following table presents the fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets at December 31, 2005 and 2004.

                                                                                   2005                    2004
------------------------------------------------------------------------- -------------------- --- -------------------

Pooled separate accounts
   Wells Fargo S&P 500 Index Fund                                         $        1,958,124        $       2,232,531
   Wells Fargo Advantage Discovery Fund                                            1,376,629                        -
   Janus Advisor International Growth Fund                                           882,538                        -
   Wells Fargo Stable Return Fund                                                    636,237                  599,449
   Dreyfus Intermediate Term Income Fund                                             509,012                  421,732
   American Balanced Fund                                                            498,764                        -
   Franklin Small Cap Growth Fund                                                          -                1,246,557
   Wells Fargo Large Company Growth Fund                                                   -                  431,198
   AIM Balanced Fund                                                                       -                  541,474

Employer Securities
  Delta and Pine Land Company Stock                                       $        1,578,992        $       1,939,226



The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated $177,713 during the year ended December 31, 2005 as follows:



Pooled separate accounts                                                                            $        459,889

Employer securities:

Delta and Pine Land Company Common Stock                                                                    (282,176)
                                                                                                   ---------------------
    Net appreciation in fair value of investments                                                   $        177,713
                                                                                                   =====================

                    Delta and Pine Land Company Savings Plan
                         December 31, 2005 and 2004 and
                          Year Ended December 31, 2005

Note 4.  Tax Status of Plan

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan's Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 5.  Related-Party Transactions

The investment in pooled separate accounts is managed by Wells Fargo Bank. Wells Fargo Bank is the trustee of the Plan assets as defined by the Plan and, therefore, transactions in these investments, as well as investments in employer securities, qualify as party-in-interest transactions. Fees paid by the Company for the investment management services amounted to $39,600 for the year ended December 31, 2005.

Note 6.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                    Delta and Pine Land Company Savings Plan
                         Employer I.D. Number 62-1040440
                                 Plan Number 002
                               Schedule H, line 4i
                    Schedule of Assets (Held at End of Year)
                                December 31, 2005


                                (b) Identity of                                                           Current
  (a)                           Issuer, Borrower                        (c) Description          (d)       Value
--------- ------------------------------------------------------------- ------------------------ ---------------------

          Pooled Separate Accounts
*         Wells Fargo S&P 500 Stock Fund                                37,390 shares            $         1,958,124
*         Wells Fargo Advantage Discovery Fund                          67,251 shares                      1,376,629
          Janus Advisor International Growth Fund                       23,311 shares                        882,538
*         Wells Fargo Stable Return Fund                                16,743 shares                        636,237
          Dreyfus Intermediate Term Income Fund                         40,559 shares                        509,012
          American Balanced Fund                                        28,020 shares                        498,764
*         Wells Fargo Large Company Growth Fund                         5,682 shares                         279,779
          Davis N Y Venture Fund                                        5,647 shares                         190,320
*         Wells Fargo LifePath 2020 Fund Class A                        11,552 share                         162,308
          American Growth Fund of America                               5,192 shares                         159,294
          Hartford Intl Cap Appr                                        10,142 shares                        125,766
*         Wells Fargo LifePath 2040 Fund Class A                        7,205 shares                         117,650
*         Wells Fargo LifePath 2030 Fund Class A                        6,763 shares                          99,684
*         Wells Fargo LifePath 2010 Fund Class A                        5,992 shares                          76,638
          T Rowe Price Equity                                           2,848 shares                          73,677
*         Wells Fargo Short Term Investment Fund                        65,925 shares                         65,925
                                                                                                 ---------------------
                   Total Pooled Accounts                                                                   7,212,345

*         Delta and Pine Land Company Common Stock                      68,622 shares                      1,578,992

                                                                                                ----------------------

                                                                                                 $         8,791,337
                                                                                                ======================

*Represents party-in-interest to the plan


                             See accompanying notes.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Delta and Pine Land Company Savings Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 28, 2006              Delta and Pine Land Company



                                  By: /s/ Kenneth M. Avery
                                      --------------------
                                  Name:  Kenneth M. Avery
                                  Title: Vice President - Finance and Treasurer

                                  EXHIBIT INDEX

Exhibit No.                Description

23                  Consent of Independent Registered Public Accounting Firm